Exhibit 12(a)
M&T Bank Corporation
Computation of Consolidated Ratios of Earnings to Fixed Charges
($’s in thousands)

	Nine Months
	Ended		Year Ended December 31,
	September 30, 2007		2006	2005	2004	2003	2002

Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)		$535,279	561,686	437,820	272,538	247,316	237,872
Interest Factor Within Rent Expense (a)		15,999	20,135	19,217	19,570	17,170	10,401

Total Fixed Charges		$551,278	581,821	457,037	292,108	264,486	248,273

Earnings:
Income Before Income Taxes		$879,310	1,231,642	1,170,919	1,066,523	850,670	675,905
Fixed Charges		551,278	581,821	457,037	292,108	264,486	248,273

Total Earnings		$1,430,588	1,813,463	1,627,956	1,358,631	1,115,156	924,178

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	x	2.60	3.12	3.56	4.65	4.22	3.72

Including Interest on Deposits:

Fixed Charges:
Interest Expense		$1,252,212	1,496,552	994,351	564,160	527,810	594,514
Interest Factor Within Rent Expense (a)		15,999	20,135	19,217	19,570	17,170	10,401

Total Fixed Charges		$1,268,211	1,516,687	1,013,568	583,730	544,980	604,915

Earnings:
Income Before Income Taxes		$879,310	1,231,642	1,170,919	1,066,523	850,670	675,905
Fixed Charges		1,268,211	1,516,687	1,013,568	583,730	544,980	604,915

Total Earnings		$2,147,521	2,748,329	2,184,487	1,650,253	1,395,650	1,280,820

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	x	1.69	1.81	2.16	2.83	2.56	2.12

(a)	The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.